Exhibit 99.2

METUCHEN BUSINESS

Overview

Metuchen is a pharmaceutical company focused on men’s health therapeutics with a full range of commercial capabilities including sales, marketing, regulatory and medical affairs, finance, trade relations, pharmacovigilance, market access relations, manufacturing, and distribution. On September 30, 2016, Metuchen acquired from Vivus, Inc. (“the Vivus Transaction”), all of the rights to license, develop, market, sell, and distribute the drug avanafil (Stendra®) in the United States, Canada, South America, and India, including all assets related to, or necessary for, the exercise of such rights, such as licenses, trademarks, and intellectual property rights. The drug avanafil was initially developed by Mitsubishi Tanabe Pharma Corporation and the rights to avanafil were licensed to Vivus in December 2000. Stendra® (avanafil) was approved by the FDA in April 2012 to treat male erectile dysfunction. Metuchen has distribution agreements with the three largest pharmaceutical distributors (McKesson, Cardinal and Amerisource Bergen), enabling Metuchen to provide Stendra® to customers through most retail pharmacies in the United States.

In addition to established nationwide trade and distribution mechanisms, Metuchen pharmaceuticals also collaborates with several commercial insurance entities with contracted access to their current pharmaceutical asset, STENDRA, and enduring capabilities to expand these commercial insurance relationships for future assets. Although commercial insurance collaboration and contracts remain an important factor in patient access and affordability, Medicare and Medicaid remain largely out of scope for STENDRA and most sexual dysfunction therapies. As with many sexual dysfunction therapeutics, Medicare and Medicaid do not normally contract or reimburse for these therapies unless concomitantly indicated for other ailments beyond sexual dysfunction considered medically necessary. Nevertheless, commercial insurance access remains competitive and widely available for STENDRA.

The oral erectile dysfunction market (specifically the PDE5I class) has experienced significant growth over the last 24 months especially, with a 44% increase in prescriptions (filled in pharmacies) in 2019 vs. 2018. As generic options have become available, they have led the growth in prescription volume with an enduring presence of branded prescription volume, indicating durable brand loyalty and value. The trajectory of growth in this class is projected to continue to grow at a Compounded Annual Growth Rate of 8% through 2023. North America will remain the lead market in this growth due to its established healthcare landscape and the prominence of comorbid conditions associated with ED.

Stendra® is an FDA approved PDE-5 inhibitor prescription medication for the treatment of erectile dysfunction (“ED”) and is the only patent protected PDE-5 inhibitor on the market. As a distinct molecule with high in-vitro affinity and selectivity for penile tissue (clinical significance of this in-vitro selectivity profile is unknown), Stendra® offers the erectile dysfunction therapeutic landscape a valuable addition as an oral ED therapy that may be taken as early as approximately 15 minutes prior to sexual engagement, with or without food when using the 100mg or 200mg dosing (does not apply to 50mg dosing).

Metuchen was founded by Joseph J. Krivulka, an experienced pharmaceutical executive who held several key leadership positions at leading pharmaceutical companies such as Mylan Laboratories Inc. and its subsidiary Bertek Inc., and was also the co-founder of Reliant Pharmaceuticals which was sold to GlaxoSmithKline in 2007 for $1.65 billion.   During the period from Metuchen’s inception in 2016 through 2018, the founder became ill and decided to outsource the sales and marketing function to an affiliated contractor. The level of performance expected from this affiliated contractor was not realized. In 2018, the founder passed away which caused significant disruption to the business. Metuchen terminated this affiliate contractor and in 2019, Metuchen was forced to establish its own internal sales, marketing, and trade distribution functions for Stendra®. This transition led to a period of redundant sales and marketing expenses and caused a substantial increase in General and Administrative investment in 2019.  It also became apparent in 2017 and 2018 that an excess of product was sold into the marketplace prior to Metuchen’s acquisition of the rights to Stendra® from Vivus, which would lead to significantly higher than usual product returns due to product expiration dates.

With their integrated operational structure now in place for over a year, and enhancing the executive leadership, Metuchen expects to have greater visibility and control over the refinement and optimization of its gross-to-net and General and Administration expenses. Metuchen can also now directly monitor its distribution channels into efficient inventory levels with the aim to bring product returns back to more customary levels. By partnering with critical trade entities and continuing to work alongside payers for commercial insurance coverage and by establishing key collaborations with industry thought leaders and professional societies, Metuchen seeks to continue to increase sales for Stendra®.

Since Metuchen began managing sales and marketing internally in 2019, Metuchen has seen consistent prescription tablet count increases with quarter over quarter revenue growth, ranging from 2% to 12%, and the second half of 2019 demonstrating a 15% revenue growth over the first half of 2019, with an incremental tablet growth of approximately 17,000 tablets from the first half of 2019 to the second half of 2019. The velocity of growth was negatively impacted by an FDA warning letter received in August 2019 which related to certain legacy marketing activities requiring the company to withdraw the violative materials, provide corrective messaging, and launch a new campaign under a newly formed regulatory review committee using an industry best practice model. Metuchen believes it complied with all FDA requests and continues to maintain rigorous promotional compliance oversight. Even with the nascent internal infrastructure and the loss of sales momentum in the third and fourth quarter of 2019, in aggregate, Metuchen consistently grew tablet sales across 2019, deploying a specialized key account sales model augmented by an omni-channel campaign reaching nearly 30,000 healthcare professionals. Metuchen also enhanced its digital campaigns designed to create awareness among patients and their partners, reaching over 200,000 consumers across 2019. Additionally, Metuchen engaged in a wide array of specialty medical conferences often with educational product theaters and launched a national savings coupon for enhanced product access. Metuchen believes these activities have established the framework for continued growth into 2020 and beyond. Now, following a year of internal management over marketing, sales and trade distribution functions, Metuchen believes that it is positioned for a multi-channel sales and marketing campaign as it enters the second half of 2020, beginning in June during Men’s Health Month.

During their time on patent, Viagra®, Cialis® and Levitra® had combined annual sales of approximately $4 billion. Viagra®, Cialis® and Levitra® all lost patent protection over the past two years and Stendra® remains the only patent protected oral ED drug on the market. Currently, there are approximately 1 million prescriptions regularly filled for oral ED therapy each month, and Metuchen believes Stendra® is positioned to expand its growth trajectory offering prescribers a patient-centered therapeutic option for the treatment of ED.

Metuchen has begun to leverage a comprehensive commercial infrastructure to broadly and competitively commercialize Stendra®. With enduring wholesaler relationships, industry competitive insurance contracts, robust patient out of pocket savings programs, and expansive retail availability, Metuchen believes it is positioned well to competitively offer appropriate patients and their prescribers an attractive therapeutic option, addressing a market that generates approximately 1 million prescriptions per month. We believe Stendra® is accessible and affordable across a significant share of retail pharmacies and managed care organizations or PBMs throughout the U.S.; from retail giants such as CVS, Walgreens, and RiteAid to retail grocers with pharmacy models such as Kroger and Publix to the smaller independent pharmacies servicing their local communities. Stendra® is also available via three specialty pharmacies (regional and national) for prescriber and patient preference for at-home mailing and convenient prescription adjudication. According to MMIT, a managed care solutions and advisory organization, Stendra® is currently on 73% of commercially insured plans across the country. We believe this is a direct reflection of strong market access and managed care contracting.

Additionally, Metuchen has established a strong direct promotion and engagement channel with prominent urologists, market key opinion leaders with respect to men’s health issues, and with medical institutions. These engagements help Metuchen establish credibility, while engaging in progressive clinical dialogue and continuing medical education as it pertains to prescribing Stendra® and other products that are in the pipeline. Metuchen markets Stendra® at all junctures of prescription generation and demand through clinician-led speaker programs, patient-centered coupon cards, specialty pharmacy distribution, digital strategies, and field sales operations. With the emerging prominence of telemedicine services, Stendra® is also available through industry leading telemedicine providers and organizations.

Metuchen also markets its own line of ED products in the form of VED products through Timm Medical and PTV. Metuchen plans to continue to grow the VED business both domestically and internationally. Metuchen believes that its potential domestic growth will come through the expansion of its distribution partner network, leveraging existing relationships with key decision makers. This will allow for increased local purchase availability for consumers. Metuchen believes that its potential international growth will come through additional work with existing customers to expand its current base of business while also working to unlock new international territories. In addition to expanding the distribution network, Metuchen is pursuing better use of the historical clinical data available regarding VEDs.

In addition to ED products, Metuchen is committed to identifying and developing other pharmaceuticals to advance men’s health. In March 2020, Metuchen acquired an exclusive global license to H100™ from Hybrid Medical LLC (“Hybrid”). H100™ is a novel and patented topical formulation candidate for the treatment of acute Peyronie’s disease. Peyronie’s disease is a condition that occurs upon penile tissue disruption often caused by sexual activity or injury, healing into collagen-based scars that may ultimately harden and cause penile deformity. Based on the studies cited further below, Peyronie’s disease may affect millions of men around the world, and there is no approved non-invasive treatment option. Based on current approved therapies, if approved, H100 would become the first and only clinically approved topical non-invasive formulation for the treatment of Peyronie’s disease. Metuchen has established its foundation for growth and, with the addition of H100 to the product portfolio and other pipeline opportunities for additional products, Metuchen believes that it can build an industry leading men’s health pharmaceutical company.

History and Corporate Information

Metuchen Pharmaceuticals LLC was formed as a limited liability company in the State of Delaware on July 22, 2016. It had no activity until it formally commenced operations on October 1, 2016. Metuchen was organized for the purposes of (i) acquiring the U.S., Canadian, South American, and Indian marketing authorization rights to Stendra®, (ii) owning the purchased assets, (iii) entering into related manufacturing and supply and distribution agreements, and (iv) engaging in any other lawful act or activity ancillary or incidental to the foregoing.

On December 10, 2018, (“Acquisition Date”) JCP III CI AIV, L.P. (“JCP”), an affiliate of Juggernaut Capital Partners (the “JCP Investor”), acquired from Krivulka Family LLC (“Krivulka”) all of Krivulka’s ownership interest in Metuchen Therapeutics, LLC (“MT”), a holding company that owns 55% of Metuchen, giving JCP a controlling interest in Metuchen (such transaction, the “JCP Acquisition”). Prior to this transaction, Krivulka owned 68% of MT. As of May 1, 2020, investment funds affiliated with the Juggernaut Capital Partners (the “JCP Investor”) owned, either directly or indirectly, approximately 82% of the outstanding membership interests in Metuchen.

Metuchen acquired the rights to Stendra® on September 30, 2016 when it entered into a License and Commercialization Agreement (the “License Agreement”) with Vivus to purchase and receive the license for the commercialization of Stendra® for a one-time fee of $70 million. The License Agreement gives Metuchen the right to sell avanafil in the U.S. and its territories, Canada, South America, and India. In December 2000, Vivus originally was granted the license from Mitsubishi Tanabe Pharma Corporation to develop, market, and manufacture avanafil.

Metuchen will pay MTPC a royalty of 5% on the first $500 million of net sales and 6% of net sales thereafter. In consideration for the trademark assignment and the use of the trademarks associated with Stendra® and the Vivus technology, Metuchen shall (a) during the first, second, and third years following the expiration of the royalty period in a particular country in Metuchen’s territory, pay to Vivus a royalty equal to 2% of the net sales of Stendra® in such territory; and (b) following the fourth and fifth years following the end of the royalty period in such territory, pay to Vivus a royalty equal to 1% of the net sales of Stendra® in such territory. After the royalty period, no further royalties shall be owed with respect to net sales of Stendra® in such territory. In addition, Metuchen will be responsible for a pro-rata portion of a one-time $6 million milestone payment to be paid once $250 million in sales has been reached on the separate revenue stream of Stendra® during any calendar year.

In connection with the License Agreement, Metuchen and Vivus also entered into a Commercial Supply Agreement (the “Vivus Supply Agreement”) on the effective date of the License Agreement. As part of the License Agreement, Metuchen also acquired Vivus’ Stendra® product and sample inventories as of September 30, 2016, for an additional $0.8 million. The Vivus Supply Agreement provided that Vivus would manufacture, test, and supply the product to Metuchen or its designee, directly or through one or more third parties for a period of 5 years. During that period, Metuchen is required to purchase minimum annual quantities from Vivus. On September 30, 2019, Metuchen provided a written notice of termination of the Vivus Supply Agreement effective September 30, 2021. In connection with the Vivus Supply Agreement, Metuchen has an ongoing dispute with Vivus with respect certain amounts owed under the supply agreement. See “Risks Related to Metuchen’s Business, Industry and Operations - Metuchen is subject to the terms of a commercial supply agreement with Vivus, and it has disputed certain amounts owed under the supply agreement” for further information.

On March 27, 2018, Metuchen entered into a sublicense agreement with Acerus Pharmaceuticals Corporation, an Ontario corporation (“Acerus”) (the “Acerus Sublicense Agreement”) pursuant to which Metuchen granted to Acerus an exclusive sublicense in Canada for, among other things, the development and commercialization of Stendra® for a one-time fee of $100,000. Metuchen is also entitled to receive an additional $400,000 if Stendra® is approved by Canadian regulators. Additionally, the Acerus Sublicense Agreement provides for a 12% royalty on net product sales. In addition, in August 2018, Metuchen entered into a Commercial Supply Agreement with Acerus (the “Acerus Supply Agreement”), pursuant to which Acerus will purchase the product from Metuchen in accordance with the terms of the Acerus Supply Agreement. The Acerus Supply Agreement remains in effect so long as the Acerus Sublicense Agreement is in effect.

In December 2018, Metuchen acquired all of the issued and outstanding equity interests of Timm Medical and PTV. Timm Medical and PTV market men’s health products, including Stendra®, primarily through urology practices. Timm Medical and PTV offer a line of VEDs and adjustable constriction devices for the treatment of erectile dysfunction. After its acquisition, Timm Medical became responsible for all sales and marketing of medical device products within the United States. International sales and marketing became PTV’s responsibility, along with distribution for both domestic and international sales. PTV also became the source of global manufacturing and assembly of Metuchen’s medical device products.

In March 2020, Metuchen entered into an exclusive license and development agreement with Hybrid Medical LLC for H100™ (the “Hybrid Medical License Agreement”). Under the terms of the Hybrid Medical License Agreement Metuchen has the exclusive right, including the right to sublicense, to use, sell, market and commercialize H100™ globally. The agreement provides that Metuchen’s exclusive right extends to any new indications or field uses for H100™ beyond the already identified use for Peyronie’s disease.

Our Vision

Metuchen is highly focused on unique and differentiated therapeutic solutions for the men’s health landscape. Metuchen focuses on men ages 18 and older. In the near term, Metuchen’s objective is for its men’s health product portfolio to be the best-in class solution for ED disorders. Beginning with Stendra®, Metuchen is committed to demonstrating its capacity for growth and market insights for new and emerging therapeutics. Metuchen’s overall goal is to identify and develop the most comprehensive therapeutic line available for men to provide a more holistic approach to men’s health and well-being. Metuchen believes that it has the expertise and experience to provide innovative and differentiated therapies for a spectrum of underserved men’s health conditions, such as erectile dysfunction, Peyronie’s disease, endothelial dysfunction, prostate cancer and hormonal deficiency, among others.

Key elements of Metuchen’s strategy include:

•	Advancing Stendra® as a first line as well as a second line therapeutic choice for ED treatment;
•	Research and development into new formulations for Stendra®;
•	Leveraging Metuchen’s medical device products to capture value of VEDs and adjustable constriction devices;
•	Working with partners in developing and bringing to market H100™ for the treatment of Acute Peyronie’s disease; and
•	Continuing to develop and acquire differentiated product and profiles to provide a suite of solutions for a variety of men’s health conditions including endothelial dysfunction, prostate cancer, hormone health and products promoting overall health and wellness in men.

Men’s Health Market

Mild and moderate ED affects approximately 10% of men per decade of life (i.e., 50 percent of men in their 50s, 60 percent of men in their 60s). Approximately 5% of men that are 40 years old have complete erectile dysfunction, and that number increases to about 15% of men at age 70. Older men are more likely to have health conditions requiring medication that interferes with erectile function. Additionally, as men age, they may need more stimulation to get an erection, and a greater recovery time between erections. There are several different ways that ED can be treated.1

Peyronie’s disease is a condition in which scar tissue forms inside the penis and can lead to ED. Researchers approximate that 1 in 100 men in the U.S. over the age of 18 have been diagnosed with Peyronie’s disease; however the same researchers have found evidence that it is more widespread, perhaps affecting up to one in ten based on sub-clinical symptoms.2 Peyronie’s disease may be characterized in two phases. The acute phase is within approximately 12 months of penile injury or trauma. The penis is normally tender with some pain and may begin exhibiting a deformity, often a curvature. The chronic phase is normally beyond the acute and exhibits a stable and palpable plaque of collagen that makes the curvature, or any associated deformity, residual and may begin to worsen into calcification. Injections and surgery become the mode of treatment but there is no known cure and a reliable, non-invasive option has not been identified.

1 Source: https://www.uwhealth.org/urology/erectile-dysfunction-ed/20537

2 Source: The Prevalence of Peyronie’s Disease in the United States: a Population-Based Study (2016)

Overview of ED Therapy Types

According to the Erectile Dysfunction Drugs Market Overview report, the ED drugs market is expected to grow at a compound annual growth rate of approximately 8% during the period of 2019 to 2023.3

The largest market is in North America because of the access to an established healthcare infrastructure and growing new drug R&D initiatives. Several factors, including sedentary lifestyles, alcoholism, and smoking, greatly increase the risk of erectile dysfunction. Metuchen believes that the adoption of these lifestyle choices is increasing and will lead to the overall growth of the demand in men’s health therapies. Growth of the global men’s health market is also driven by both the increasing geriatric population and the growing number of patient’s awareness campaigns by government and non-government organizations worldwide.

Metuchen’s Products

Prescription Medication

Stendra®

Metuchen’s marketed pharmaceutical product, Stendra®, was approved by the FDA in April 2012. Stendra® is administered orally in tablet form. Stendra® is available in 50 mg, 100 mg, and 200 mg tablets. After ingestion, Stendra® has a number of key clinical characteristics, including (i) a molecular structure allowing for enhanced affinity for targeted tissue as demonstrated in in-vitro studies (clinical significance of this in-vitro selectivity profile is unknown) (ii) the ability to dose as early as approximately 15 minutes prior to sexual engagement with doses of 100 or 200 mg, and (iii) a comprehensive series of studies demonstrating clinically significant results, as compared to placebo, in the ability to attain an erection when stimulated, the ability to maintain the erection to completion and a patient reported improvement in erectile function (assessed every 4 weeks while taking Stendra® during clinical trials). According to many physicians, avanafil’s (Stendra) primary product benefit is its flexible dosing potential, i.e. may be taken with or without food, and at the 100mg dose and 200mg dose, may be taken as early as approximately 15 minutes prior to sexual engagement. Moreover, Stendra® has demonstrated a discontinuation rate due to adverse events comparable to placebo (no active drug).

3 Source: https://www.marketreportsworld.com/enquiry/request-sample/12347497

According to market research studies, Metuchen believes that a large number of ED patients switch among oral ED treatments. Stendra® presents the market landscape with an additional treatment option that may prove to be a choice therapy by many. Metuchen believes that Stendra® may continue to capture a meaningful portion of the patient population that is seeking an alternative to either (i) other branded products, or (ii) the risk of counterfeit variability among generic products.

Generics for sildenafil (Viagra®), tadalafil (Cialis®), and vardenafil (Levitra®), representing virtually all of our direct competitors for Stendra® have entered the market. This generic competition for Viagra®, Cialis® and Levitra® began in 2017 and 2018 as these brands lost their patent protection. Since avanafil maintains its patent protection, Stendra® is the only ED drug actively detailed to prescribers. This effectively gives Stendra® 100% share of the healthcare practitioner marketing and promotion voice for branded ED products. Marketing support will come through personal promotion to prescribers (sales aids, samples, coupons, etc.) and direct to consumer promotion (internet, media investment, and targeted advertising in health journals).

H100

H100™ is a topical application expected to be used as a combination therapy with at least one active ingredient, Nicardipine (a calcium channel blocker) responsible for the improvement of penile curvature. Under the Hybrid Medical License Agreement, Metuchen has exclusive operational and budgetary oversight for all development, manufacturing, marketing, lifecycle strategy and commercialization efforts including all regulatory applications and approvals. H100™ is currently in pre-clinical development and Metuchen expects to have a pre-investigational new drug application meeting with the FDA in Fall 2020. Based on current approved therapies, if approved, H100 would become the first and only clinically approved topical, non-invasive formulation for the treatment of Peyronie’s disease. Metuchen expects that H100 could become a first line therapy for Peyronie’s disease if approved by the FDA.

Medical Devices

Metuchen offers a range of men’s health medical device products including VenoSeal (adjustable constriction loop) and various VEDs and through its subsidiary, Timm Medical. VEDs and VenoSeal do not require a prescription, but patients often introduced to Timm Medical through urologist’s recommendations. Metuchen believes in the value of VEDs as both monotherapy and as a possible adjunct to a multifaceted ED therapeutic regimen.

Vacuum Erection Devices (VEDs)

Timm Medical and PTV offer six portfolio VED products: the PTV Automatic 3000, the PTV Automatic 2000, the PTV Manual 3000, the Osbon Esteem Manual, the Osbon Esteem Automatic and the Osbon ErecAid Classic. Each product consists of a pump-head with an acrylic cylinder that attaches directly to the device with exception of the Osbon Erecaid Classic system, which is a two-handed application model. These devices are considered 510(k)-exempt, and thus do not require premarket review by the FDA. A constriction ring or band is placed on the cylinder at the other end, which is applied to the body. The cylinder and pump are used to create a vacuum to help the penis become erect; the band or constriction ring is used to help maintain the erection. All VED products offered by Metuchen include a “quick release” feature to ensure the safety of our customers. Metuchen believes that its battery-powered products are especially helpful for men who do not have good hand strength or coordination or who have arthritis. Our products may be covered, at least in part, by certain insurance policies if a medical cause for ED has been documented.

VenoSeal

Timm Medical and PTV also market and sell VenoSeal, a product for treatment for venous leak conditions that prevent the penis from remaining fully engorged with blood during an erection. VenoSeal is an adjustable constriction loop designed to be placed on the base of the penis. Metuchen believes, based on client interviews that it conducted, that when properly used, the VenoSeal device is comfortable for both the user and partner while providing enough pressure to maintain a strong erection.

Sales and Marketing Channels

Metuchen currently leverages numerous channels to promote, market, and sell its therapeutics throughout various customer segments. With a sophisticated and integrated data intelligence engine, Metuchen is able to continually measure, study, calculate, target, and optimize its channel investment allocation. Metuchen’s primary marketing vector is its physician-based customer channel. Metuchen has sales representatives in the field promoting directly to high-volume physicians of various specialties. These physicians are identified as high-volume oral ED treaters based on therapeutic prescription activity. Metuchen’s representatives are trained and equipped with promotional material, samples, and savings coupons that help them educate and inform physicians about its primary product, Stendra®. Additionally, Metuchen targets physicians–at-large, national, professional trade associations where it sponsors a booth and, in some cases a product theater. At these events, Metuchen also established numerous one-on-one meetings with key opinion leaders. Digitally, Metuchen conducts ongoing search engine optimization to improve its online exposure to both medical providers and potential customers. Metuchen targets physicians with display ads, paid search terms, and a physician specific webpage. Metuchen targets consumers for direct marketing and promotion. Metuchen’s coupon campaign uses print ads, digital display ads, paid search terms and paid social ads. Metuchen’s coupons are downloadable, each containing a unique code identifier enabling full tracking of customer use all the way through to adjudication.

Metuchen targets managed care organizations (payers) to deliver value-based contracts and improve its placement on their approved drug list (formularies). Stendra® currently enjoys approximately 73% coverage across all managed care organizations throughout the U.S. with 35% of that being unhindered and preferred access. With regards to retail pharmacies, Stendra® has an expansive presence across both major retail chains and independent pharmacies. To strengthen script adjudication even further, Metuchen has collaborated with three well-known specialty pharmacies. These pharmacies provide personalized service to physicians and patients, including discrete shipping to patient’s homes. Metuchen believes that it has implemented a best-in-industry, multi-channel, and multi-customer segment marketing plan that differentiates its market strategy and presence, ultimately growing its sales and market share.

Metuchen’s medical devices are marketed to urologist offices as well as to distributors both domestically and internationally. Metuchen is still integrating Timm Medical’s products into its sales channels but historically, Timm Medical marketed its own line of erectile dysfunction products, as well as other third-party men’s health products. However, since its acquisition, Timm Medical has handled sales and marketing of Metuchen’s medical device products in the United States. PTV, on the other hand, has taken on responsibility for international sales and marketing. Metuchen believes that domestic growth will come through the expansion of its distribution partner network, leveraging existing relationships that its partners have with key decision makers. This will allow for increased local purchase availability for consumers. Metuchen also believes that international growth will come through additional work with existing customers to expand their current base of business while also working to unlock new international territories. In addition to expanding the distribution network, Metuchen is pursuing better use of the historical clinical data available regarding VEDs.

Competition

The pharmaceutical market is highly competitive, including the men’s health sector. Metuchen believes that competition in the sale of its products is based primarily on efficacy, regulatory compliance, brand awareness, availability, product safety, and price. Metuchen’s pharmaceutical products are subject to competition from alternate therapies during the period of patent protection and thereafter from generic or other competitive products. All of Metuchen’s existing products compete with generic and other competitive products in the marketplace. In particular, Stendra® competes directly with sildenafil (Viagra®), tadalafil (Cialis®), and vardenafil (Levitra®). U.S. competitors for VED’s include Encore, Vacurect, Augusta, Spartan, Genesis, and Gesiva.

Competing in the branded product business requires Metuchen to identify and quickly bring to market new products and technological innovations. Successful marketing of branded products depends primarily on the ability to communicate the efficacy, safety, and value to healthcare professionals in private practice, group practices, and managed care organizations. Metuchen anticipates that its branded product offerings will support its existing therapeutic lines. Metuchen regularly examines its business strategies and may, from time to time, reallocate resources from one therapeutic area to another, withdraw from a therapeutic area, and/or add an additional therapeutic area in order to maximize growth potential.

Metuchen competes with other pharmaceutical companies for product line acquisitions, as well as for new products and acquisitions of other companies.

Intellectual Property

Metuchen’s ability to protect its products with strong intellectual property is an important factor in the success and continued growth of its business. Metuchen protects its products using several forms of intellectual property including patents, trademarks, trade secrets and copyrights. Some of its technology relies upon third-party licensed intellectual property.

Metuchen has the exclusive license to United States Patent Nos. 6,656,935 and 7,501,409, Canadian Patent Nos. 2,383,466 and 2,420,461, and Brazil Patent No. 0014526. These patents contain both composition of matter claims as well as method of treatment claims. To date, one or more of these have been challenged by several different alleged infringers in the U.S. and Canada. Each alleged infringer has agreed to cease and desist the allegedly infringing activity.

Metuchen owns the trademark registration for Stendra® in the U.S., Canada, Argentina, Brazil, Chile, Columbia, and Peru. Metuchen has a pending trademark application in India. Metuchen also owns the trademark registration application for Spedra (a trade name for avanafil) in Canada, Argentina, Brazil, Columbia, and India. Metuchen owns several registrations and pending applications on logos and tag lines.

Metuchen has established business procedures designed to maintain the confidentiality of its proprietary information, including the use of confidentiality agreements and assignment-of-inventions agreements with employees, independent contractors, consultants, and companies with it conducts business.

Pharmaceutical Products

Stendra®

United States Patent No. 6,656,935 and Canadian Patent No. 2,383,466 contain issued claims which include composition of matter claims directed to the chemical formulation for avanafil, the active ingredient in Stendra®. These patent claims are not limited to any particular dosage size or any particular formulation, including pure avanafil bulk powder. United States Patent 6,656,935 expires on April 27, 2025 (with 1687 days of patent term extension under 35 USC 156); the Canadian patent expires on September 13, 2022. The Canadian patent is entitled to two years of patent term extension from the original expiration date of September 13, 2020.

In contrast, United States Patent No. 7501409 and Canadian Patent No. 2420461 have issued claims directed to using avanafil in combination with certain excipients. These excipients are important to the oral bioavailability of avanafil. In particular, the FDA requires these excipients to be used in the form of avanafil approval by the FDA for commercial sale. Thus, this patent claims the pharmaceutical formulation of avanafil approved by the FDA in U.S. United States Patent 7,501,409 expires on May 05, 2023; the Canadian patent is similar. Stendra® is a registered trademark in the US.

H100

Metuchen has an exclusive license from Hybrid Medical, Inc. to three US patents and two European patents directed to the formulation and use of H100 in the treatment of Peyronie’s disease. United States Patent 9,333,242 contains claims directed to a transdermal gel composition containing the unique formulation of H100.  United States Patent 9,238,059 contains claims directed to a method for inhibiting or treating Peyronie's disease, comprising topically administering to a portion of penile dermis of a human with Peyronie's disease an effective amount of a gel composition containing the formulation of H100. Additionally, U.S Patent 10,471,131 contains further formulation claims and method of treatment claims directed to the use of H100 in the treatment of Peyronie’s disease. There are two corresponding European Patents (EP3269372A1 and EP2804606B) that have similar corresponding issued claims.

Medical Devices

PTV holds two trademarks for VEDs in the United States, which are subject to renewal in 2028 and Timm Medical holds seven trademarks for VEDs in the United States, with renewal dates between 2022 to 2030. In addition to its US trademarks, Timm Medical holds trademarks in the European Union, Mexico, Australia, Sweden, Benelux and Canada. Timm Medical’s international trademarks are subject to renewal between 2028 to 2030.

Manufacturers and Single Source Suppliers

Metuchen uses a third-party manufacturer for developmental and commercial production of its Stendra® product line. Metuchen is responsible for the assembly of its medical device products. Metuchen believes there is currently an excess capacity for manufacturing in the marketplace for its medical device products and therefore believes there are opportunities to lower manufacturing cost through outsourcing to regions and countries that can produce on a more cost-effective basis. Metuchen currently has multiple contract manufacturers for its products, and it issues purchase orders to these suppliers each time Metuchen requires replenishment of its product inventory. Metuchen’s active pharmaceutical ingredient is currently produced in France and is shipped to the US in tablet form for packaging. All of Metuchen’s current manufacturers for its medical device products are based in the U.S., except for one based in China.

Employees and Labor Relations

Metuchen currently has 38 full-time employees and no part-time employees. Metuchen also relies on a number of consultants. Subject to the availability of financing, Metuchen intends to expand its staff as part of its growth strategy.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import, export, pricing, and reimbursement of drug and medical device products. The processes for obtaining regulatory approvals or clearances in the United States and in foreign countries, along with compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

FDA Regulation

In the United States, the FDA regulates drug and medical device products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations.

FDA Oversight of Drug Products

The process required by the FDA before new drug product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies, and formulation studies in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may begin at United States clinical trial sites;

•	approval by an IRB for each clinical site, or centrally, before each trial may be initiated;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of a drug product candidate for its intended use, performed in accordance with Good Clinical Practices, or GCPs;

•	development of manufacturing processes to ensure the product candidate’s identity, strength, quality, purity, and potency;

•	submission to the FDA of a New Drug Application, or NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the products are produced to assess compliance with current Good Manufacturing Practices, or cGMPs, and to assure that the facilities, methods, and controls are adequate to preserve the therapeutics’ identity, strength, quality, purity, and potency as well as satisfactory completion of an FDA inspection of selected clinical sites and selected clinical investigators to determine GCP compliance; and

•	FDA review and approval of the NDA to permit commercial marketing for particular indications for use.

Certain of the above steps, however, may not be required or may be abbreviated in the case of a 505(b)(2) NDA application, as further discussed below.

Preclinical Studies and IND Submission for Drugs

The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. Preclinical studies include laboratory evaluation of chemistry, pharmacology, toxicity, and product formulation, as well as animal studies to assess potential safety and efficacy. Such studies must generally be conducted in accordance with the FDA’s GLPs. Prior to commencing the first clinical trial at a United States investigational site with a product candidate, an IND sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data, any available clinical data or literature, and proposed clinical study protocols among other things, to the FDA as part of an IND. In the case of drug product candidates for which the sponsor will seek marketing approval via a 505(b)(2) NDA application, some of the above information may be abbreviated or omitted.

An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

Clinical Trials for Drugs

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, as well as review and approval of the study by an IRB. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. In addition, an IRB at each study site participating in the clinical trial or a central IRB must review and approve the plan for any clinical trial, informed consent forms, and communications to study subjects before a study commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits, and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRB for approval. Progress reports detailing the results of the clinical trials must also be submitted at least annually to the FDA and the IRB and more frequently if serious adverse events or other significant safety information is found.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s or GCP requirements, if the trial is not being conducted in accordance with the IRB approved protocol, or if the trial poses an unexpected serious harm to subjects. The FDA or an IRB may also impose conditions on the conduct of a clinical trial. Clinical trial sponsors may also choose to discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities.

Information about most clinical trials, including a description of the study and study results, must be submitted by the study sponsor within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their clinicaltrials.gov website.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active ingredients imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

•	Phase 1—Studies are initially conducted in healthy human volunteers or subjects with the target disease or condition and test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution, and excretion. If possible, Phase 1 trials may also be used to gain an initial indication of product effectiveness.

•	Phase 2—Controlled studies are conducted in limited subject populations with a specified disease or condition to evaluate preliminary efficacy, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks, and expanded evidence of safety.

•	Phase 3—These adequate and well-controlled clinical trials are undertaken in expanded subject populations, generally at geographically dispersed clinical trial sites, to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product candidate for approval, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two Phase 3 trials are required by the FDA for product approval.

Moreover, in the case of 505(b)(2) NDAs, the above studies may be abbreviated. Additional kinds of data may also help to support an NDA, such as patient experience data. Real world evidence may also support an NDA for already approved products, and, for appropriate indications sought through supplemental NDAs, data summaries may provide marketing application support. Real world evidence may further be used to inform the design of clinical trials.

The FDA may also require, or companies may conduct, additional clinical trials for the same indication after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm or refute the effectiveness of a product candidate, and can provide important safety information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, manufacturers must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Drug Product Marketing Application Submission, Review by the FDA, and Marketing Approval

Assuming successful completion of the required clinical and preclinical testing, the results of product development, including chemistry, manufacture, and controls, non-clinical studies, and clinical trial results, including negative or ambiguous results as well as positive findings, are all submitted to the FDA, along with the proposed labeling, as part of an NDA, requesting approval to market the product for one or more indications. In most cases, the submission of a marketing application is subject to a substantial application user fee. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Product candidates that are designated as orphan products, which are further described below, are also not subject to application user fees unless the application includes an indication other than the orphan indication.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Orphan products are also exempt from the PREA requirements.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the product candidate outweigh the risks. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must also be conducted at set intervals. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has set the goal of completing its review of 90% of all applications for new molecular entities within ten months of the 60-day filing date. The FDA also has the review goal of completing its review of 90% of non-new molecular entity marketing applications within ten months of the agency’s receipt of the application. These review goals are referred to as the PDUFA date. The PDUFA date is only a goal, thus, the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the sponsor otherwise provides additional information or clarification regarding the submission.

The FDA may also refer applications to an advisory committee. Before approving a product candidate for which no active ingredient (including any ester or salt of active ingredients) has previously been approved by the FDA, the FDA must either refer that product candidate to an external advisory committee or provide in an action letter, a summary of the reasons why the FDA did not refer the product candidate to an advisory committee. The FDA may also refer other product candidates to an advisory committee if FDA believes that the advisory committee’s expertise would be beneficial. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate, and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product candidate meets the agency’s approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a marketing application the FDA will inspect one or more clinical trial sites to assure compliance with GCPs.

After evaluating the marketing application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the marketing application, and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes; or major, for example, requiring additional clinical trials. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the kind of resubmission. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA may also withdraw the product approval if compliance with the pre- and post-marketing regulatory standards are not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.

505(b)(2) New Drug Applications, Abbreviated New Drug Applications, and the Hatch-Waxman Act

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application.

Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients to the site of action in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s drug or a method of using the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA that (1) no patent information has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application approval will not be made effective until all of the listed patents claiming the referenced product have expired.

If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification to the FDA, the applicant must send notice of the certification to the NDA and patent holders. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification, in which case the FDA may not make an approval effective until the earlier of 30 months from the patent or application owner’s receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent is favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation.

The Hatch-Waxman Act establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot accept an ANDA or 505(b)(2) application or make an approval of such a product effective. For example, the holder of an NDA, including a 505(b)(2) NDA, may obtain five years of exclusivity upon approval of a new drug containing new chemical entities, or NCEs, that have not been previously approved by the FDA. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The Hatch-Waxman Act also provides three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new indication or formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against the FDA making an ANDA and 505(b)(2) NDA approval effective for the condition of the new drug’s approval. As a general matter, the three-year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic or modified versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

Recently, Congress, the Administration, and administrative agencies have taken certain measures to increase drug competition and thus, decrease drug prices. By example, in 2019 FDA introduced a proposed rule and draft guidance to facilitate drug importation. Congress also passed a bill requiring sponsors of NDA approved products to provide sufficient quantities of drug product on commercially reasonable market based terms to entities developing generic and 505(b)(2) products. This bill also included provisions on shared and individual REMS for generic drug products.

Orphan Products

The Orphan Drug Act provides incentives for the development of products for rare diseases or conditions. Specifically, sponsors may apply for and receive orphan drug designation if a product candidate is intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States will be recovered from United States sales. Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain orphan drug designation if there is a product already approved by the FDA that that is considered by the FDA to be the same as the already approved product and is intended for the same indication. This hypothesis must be demonstrated to obtain orphan exclusivity. If granted, prior to product approval, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and certain user-fee waivers. The tax advantages, however, were limited in the 2017 Tax Cuts and Jobs Act. In addition, if a product candidate receives FDA approval for the indication for which it has orphan drug designation, the product is generally entitled to orphan exclusivity, which means the FDA may not approve any other application to market the same product for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

Patent Term Restoration

If approved, drug products may also be eligible for periods of U.S. patent term restoration. If granted, patent term restoration extends the patent life of a single unexpired patent, that has not previously been extended, for a maximum of five years. The total patent life of the product with the extension also cannot exceed fourteen years from the product’ approval date. Subject to the prior limitations, the period of the extension is calculated by adding half of the time from the effective date of an IND to the initial submission of a marketing application, and all of the time between the submission of the marketing application and its approval. This period may also be reduced by any time that the applicant did not act with due diligence in seeking FDA approval of the product during the regulatory review period.

Post-approval Requirements for Drugs

Any drug products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements related to manufacturing, recordkeeping, and reporting, including adverse experience reporting, deviation reporting, shortage reporting, and periodic reporting, supply chain security, product sampling and distribution, advertising, marketing, promotion, certain electronic records and signatures, and post-approval obligations imposed as a condition of approval, such as Phase 4 clinical trials, REMS, and surveillance to assess safety and effectiveness after commercialization.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing annual program user fee requirements for approved products, excluding orphan products. In addition, manufacturers and other entities involved in the manufacture and distribution of approved therapeutics are required to register their establishments with the FDA and certain state agencies, list their products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other requirements, which impose certain procedural and documentation requirements upon the company and third-party manufacturers. Regulatory authorities may withdraw product approvals, require label modifications, or request product recalls, among other actions, if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA also strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. A company can make only those claims relating to a product that are consistent with the FDA-approved product label. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Pharmaceutical companies, however, are required to promote their products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts.

In addition, the distribution of prescription pharmaceutical samples is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of samples at the federal level. Certain reporting related to samples is also required. Free trial or starter prescriptions provided through pharmacies are also subject to regulations under the Medicaid Drug Rebate Program and potential liability under anti-kickback and false claims laws. State laws also limit the distribution of pharmaceutical products and may require certain licensing.

Moreover, the Drug Quality and Security Act, or DQSA, imposes obligations on sponsors of pharmaceutical products related to product tracking and tracing. Among the requirements of this legislation, sponsors are required to provide certain information regarding the products to individuals and entities to which product ownership is transferred, are required to label products with a product identifier, and are required to keep certain records regarding the product. The transfer of information to subsequent product owners by sponsors is also required to be done electronically. Sponsors must also verify that purchasers of the sponsors’ products are appropriately licensed. Further, under this legislation, manufactures have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences or death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. Similar requirements additionally are and will be imposed through this legislation on other companies within the pharmaceutical product supply chain, such as distributors and dispensers, as well as certain sponsor licensees and affiliates.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, license or approval suspension or revocation, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, or civil or criminal penalties, including fines and imprisonment, and adverse publicity, among other adverse consequences.

FDA’s Regulation of Medical Devices – Premarket Requirements

Medical device products are also subject to extensive regulation by the FDA. The medical device requirements imposed by FDA cover all stages of the product life-cycle, including device design and development; pre-clinical and clinical testing; premarket review; product manufacturing, processing, and packaging; testing and release; labeling, promotion, and advertising; post-market surveillance and complaint handling; medical device reporting; recalls, field actions, and related reporting; and medical device imports and exports.

Unless an exemption applies, FDA requires that device manufacturers submit and obtain clearance or approval for a premarket application before marketing a device in the United States. The type of premarket submission required depends on the FDA device classification.

•	Devices classified by FDA as Class I are considered low risk and are generally exempt from premarket review.

•	Devices classified by FDA as Class II are considered moderate risk devices and generally require the submission and FDA clearance of a 510(k) premarket notification. However, some Class II devices are 510(k)-exempt and do not require any premarket review.

•	Devices classified by FDA as Class III are the highest risk devices and require the submission and FDA approval of a premarket approval, or PMA, application. Novel device technologies (including some novel device modifications) not previously classified by FDA are considered Class III by default and may qualify for review through the de novo request process if such devices are lower risk.

The regulatory process for device development and premarket review – including the design and validation of the device, obtaining data to support a premarket submission, preparation of the submission, and FDA’s review process – can be onerous and costly and may take up to several years. The regulatory burden and timeline varies, depending on the type of submission required.

•	A 510(k) pre-market notification requires the sponsor to demonstrate that the device is as safe and effective as, or “substantially equivalent” to, a legally marketed predicate device. A predicate device is a device that (i) was legally marketed prior to May 28, 1976, (ii) has been reclassified from Class III to Class II or I, or (iii) has been previously reviewed and cleared by FDA via the 510(k) process. Applicants must submit descriptive information and performance data (which may include clinical study data) to establish that the device is substantially equivalent to a predicate device. Although the FDA review goal for a 510(k) is 90 FDA review days, the total review time (including the time it may take the applicant to respond to an FDA request for additional information) for a 510(k) is usually four to six months, but may take longer.

•	The de novo pathway is available for novel device technologies, including novel device changes, that have not been previously classified by FDA and for which there is no suitable predicate device. To obtain marketing authorization via the de novo pathway, the applicant must show that the subject device is low to moderate risk, such that it can be reclassified as Class I or Class II. The de novo request pathway usually requires more testing data than a 510(k), and often requires clinical data. Although the FDA review goal for a de novo is 150 FDA review days, the average total review time (including the time it may take the applicant to respond to an FDA request for additional information) for a de novo is around seven to nine months, but may take longer.

•	The PMA approval process is the most burdensome FDA premarket review process. The sponsor must demonstrate that the device is safe and effective for its intended use. A PMA generally requires data from at least one prospectively designed, well-controlled clinical study. In addition, a PMA requires extensive data and information related to the device design, materials, bench and animal testing, manufacturing, and quality. FDA also will inspect the device manufacturing and processing facilities as part of the PMA approval process. FDA may also convene an advisory panel to provide input for the PMA application. Although the FDA review goal for a PMA is 180 FDA review days (for non-panel submissions), the average total review time for a PMA (including the time it may take the applicant to respond to an FDA request for additional information) may take a year or longer.

Device manufacturers may need to perform clinical studies as part of the device development, to support a premarket submission, or to meet post-approval commitments. Such studies are subject to the FDA’s laws and regulations for investigational devices, informed consent, and IRB oversight and approval. For studies that involve significant risk devices, sponsors are also required to obtain approval from the FDA for an Investigational Device Exemption , or IDE, application before initiating the study.

FDA’s Postmarket Requirements for Medical Devices

After obtaining marketing clearance, authorization, or approval for a device, the device manufacturer is required to evaluate all changes made to the device, including changes to the device indications and labeling, to assess whether the change triggers a requirement for a new submission. If such a submission is required, the manufacturer must submit a new application to the FDA and obtain clearance/authorization/approval before marketing the modified device.

Manufacturers of Class I and Class II devices exempt from premarket review also must assess changes made to their devices, including changes the claims and indications, to assess whether the change may cause the device to be subject to premarket review requirements, such that a 510(k) or other submission is required.

Additional post-market obligations include requirements and restrictions related to device labeling, promotion and marketing, good manufacturing practices (as set forth in the Quality System Regulation, or QSR), complaint handling and medical device reporting, reporting of recalls and other field actions, and unique device identification.

Further, all facilities involved in the design, manufacture, processing, packaging or repackaging, labeling or relabeling, complaint handling, and importation of a medical device, including contract manufacturing facilities, are required to register with FDA and submit a listing of each device the facility handles. All registered facilities are subject to periodic FDA inspection to assess compliance with the applicable requirements. Device companies are required to oversee their contract manufacturers and suppliers to ensure such contractors are complying with the applicable FDA requirements and device specifications, including quality specifications. If FDA finds that a device manufacturer (including a contract manufacturer) is not complying with the applicable FDA requirements, or otherwise determines that a device may be hazardous or defective, the FDA has the power to take enforcement action, which may include issuance of a warning letter, untitled letter, or other enforcement letter; seizure of the device; requesting or requiring a recall or other field action; or requiring the repair, replacement, or refund the cost of the medical device. FDA may also delay or refuse to grant marketing authorization for new products; withdraw marketing authorization; pursue an injunction, operating restrictions, or civil or criminal penalties.

Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education, and other activities following product approval are subject to regulation by numerous federal and state regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the Department of Health and Human Services and its various divisions, including the Centers for Medicare and Medicaid Services, or CMS, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. Our business activities must comply with numerous healthcare laws, including but not limited to, anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations, which are described below, as well as state and federal consumer protection and unfair competition laws. Moreover, to the extent that we license or sublicense the right to sell our products and product candidates, if approved, to another entity under that entity’s labeler code, the licensee would have regulatory responsibilities, including healthcare, reimbursement, pricing, and reporting regulatory responsibilities.

The federal Anti-Kickback Statute, which regulates, among other things, marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, or the referral to another for the furnishing or arranging for the furnishing of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs, in whole or in part. The term “remuneration” has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between suppliers of drugs and devices on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. There are certain statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, including purchases of products paid by federal healthcare programs, the statute has been violated. The Patient Protection and Affordable Care Act, or ACA, of 2010, as amended, modified the intent requirement under the Anti-Kickback Statute to a stricter standard, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act, or FCA, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. FCA actions can also be based on alleged false certification of compliance with regulations material to payment by a government program. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Most Favored Customer, Best Price or Average Manufacturer Price, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not expressly approved by the FDA in a product’s label, and allegations as to misrepresentations with respect to products, contract requirements, and services rendered. In addition, private payers have been filing follow-on lawsuits alleging fraudulent misrepresentation, although establishing liability and damages in these cases is more difficult than under the FCA. Intent to deceive is not required to establish liability under the civil False Claims Act. Civil False Claims Act actions may be brought by the government or may be brought by private individuals on behalf of the government, called “qui tam” actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. The civil FCA provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars. For these reasons, since 2004, False Claims Act lawsuits have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off label uses. Civil False Claims act liability may further be imposed for known Medicare or Medicaid overpayments, for example, overpayments caused by understated rebate amounts that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act. In addition, conviction or civil judgment for violating the FCA may result in exclusion from federal health care programs, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.

The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

The civil monetary penalties statute is another potential statute under which pharmaceutical and device companies may be subject to enforcement. Among other things, the civil monetary penalties statue imposes fines against any person who is determined to have knowingly presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Payment or reimbursement of prescription therapeutics by Medicaid requires sponsors to submit certified pricing information to CMS. The Medicaid Drug Rebate statute requires sponsors to calculate and report price points, which are used to determine Medicaid rebate payments shared between the states and the federal government and Medicaid payment rates for certain therapeutics. In addition, therapeutics covered by Medicaid are subject to an additional inflation penalty which can substantially increase rebate payments. For products approved under an NDA, the Veterans Health Care Act, or VHCA, requires, as a condition of payment by the VA and DoD, that sponsors calculate and report to the Veterans Administration, or VA, a different price called the Non-Federal Average Manufacturing Price, which is used to determine the maximum price that can be charged to certain federal agencies, referred to as the Federal Ceiling Price, or FCP. Like the Medicaid rebate amount, the FCP includes an inflation penalty. A Department of Defense regulation requires sponsors to provide this discount on therapeutics dispensed by retail pharmacies when paid by the TRICARE Program. All of these price reporting requirements create risk of submitting false information to the government, and potential FCA liability.

The VHCA also requires sponsors of covered therapeutics participating in the Medicaid program, or seeking payment by the VA or DoD, to enter into Federal Supply Schedule contracts with the VA through which their covered therapeutics must be sold to certain federal agencies at FCP. This necessitates compliance with applicable federal procurement laws and regulations, including submission of commercial sales and pricing information, and subjects us to contractual remedies as well as administrative, civil, and criminal sanctions. Medical devices are not subject to the VHCA; however, suppliers of medical devices who wish to offer them to the government through a Federal Supply Schedule contract must comply with the same procurement rules applicable to FSS contracts. Sponsors of covered therapeutics may choose not to participate in the Medicaid drug rebate program; however, if they do, the VHCA requires participating sponsors to agree to provide different mandatory discounts to certain Public Health Service grantees and other safety net hospitals and clinics under the 340B program based on the sponsor’s reported Medicaid pricing information. The 340B program has its own regulatory authority to impose sanctions for non-compliance and adjudicate overcharge claims against sponsors by the purchasing entities.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for health care benefits, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Additionally, the ACA amended the intent requirement of certain of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

The ACA further created new federal requirements for reporting, by applicable manufacturers of covered therapeutics, devices, and medical supplies of certain payments and other transfers of value, such as payments and transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members.

Further, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information, known as protected health information. Among other things, HITECH, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws, such as the California Consumer Privacy Act, may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain state laws also regulate sponsors’ use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with industry voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require sponsors to track and report information related to payments, gifts, and other items of value to physicians and other healthcare providers. Recently, states have enacted or are considering legislation intended to make drug prices more transparent and deter significant price increases, typically as consumer protection laws. These laws may affect our future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.

If our operations are found to be in violation of any of the laws or regulations described above or any other laws that apply to us, we may be subject penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Enforcement actions can be brought by federal or state governments, or as “qui tam” actions brought by individual whistleblowers in the name of the government under the civil False Claims Act if the violations are alleged to have caused the government to pay a false or fraudulent claim.

To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement Generally

The commercial success of our products and our ability to commercialize any approved products successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, and other third-party payors provide coverage for and establish adequate reimbursement levels. Government authorities, private health insurers, and other organizations generally decide which therapeutics they will pay for and establish reimbursement levels for healthcare. Medicare is a federally funded program managed by CMS through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program, including supplemental rebate programs that restrict coverage to therapeutics on the state Preferred Drug List. Drugs that are not considered medically necessary are not covered by Medicare or Medicaid. Similarly, government laws and regulations establish the parameters for coverage of prescription therapeutics by health plans participating in state exchanges and Tricare, the health care program for military personnel, retirees, and related beneficiaries. Some states have also created pharmacy assistance programs for individuals who do not qualify for federal programs. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services.

In the United States and other potentially significant markets for our products, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be and sometimes at or below the provider’s acquisition cost. In the United States, it is also common for government and private health plans to use coverage determinations to leverage rebates from sponsors in order to reduce the plans’ net costs. These restrictions and limitations influence the purchase of healthcare services and products and lower the realization on sponsors’ sales of prescription therapeutics. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. Third-party payors may limit coverage to specific therapeutic products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication, might include only generic alternatives in a class, or might impose high copayment amounts to influence patient choice. Third-party payors also control costs by requiring prior authorization or imposing other dispensing restrictions before covering certain products and by broadening therapeutic classes to increase competition. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Absent clinical differentiators, third-party payors may treat products as therapeutically equivalent and base formulary decisions on net cost. To lower the prescription cost, sponsors frequently rebate a portion of the prescription price to the third-party payors. Recently, purchasers and third-party payors have begun to focus on value of new therapeutics and sought agreements in which price is based on achievement of performance metrics.

Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for our products or exclusion of our products from coverage. In addition, government programs like Medicaid include substantial penalties for increasing commercial prices over the rate of inflation, which can affect realization and return on investment.

Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. In addition, many government programs as a condition of participation mandate fixed discounts or rebates from sponsors regardless of formulary position or utilization, and then rely on competition in the market to attain further price reductions, which can greatly reduce realization on the sale.

Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement, and utilization, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, judicial decisions and governmental laws and regulations related to Medicare, Medicaid, and healthcare reform, pharmaceutical coverage and reimbursement policies, and pricing in general. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Sales of our products therefore depend substantially on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers, and other third-party payors.

As a result of the above, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective, or the rebate percentages required to secure coverage may not yield an adequate margin over cost. Additionally, companies are increasingly finding it necessary to establish bridge programs to assist patients access new therapies during protracted initial coverage determination periods.

Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved or that significant price concessions will not be required to avoid restrictive conditions. High health plan co-payment requirements may result in patients refusing prescriptions or seeking alternative therapies. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in therapeutic development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products or exclusion of our products from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our products in whole or in part.

Healthcare Reform Measures

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the American Recovery and Reinvestment Act of 2009 established funding for the federal government to compare the effectiveness of different treatments for the same illness. The Agency for Healthcare Research and Quality among other things, conducts patient-centered outcome research, develops evidence-based tools and resources on medication therapies, maintains databases of health care related data and standards, and issues periodic reports on specific studies. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the organization’s research has had or will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our products. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

Moreover, the ACA broadened access to health insurance, attempts to reduce or constrain the growth of healthcare spending, enhanced remedies against fraud and abuse, added new transparency requirements for healthcare and health insurance industries, imposed new taxes and fees on the health care industry, and imposed additional health policy reforms. The law expanded the eligibility criteria and mandatory eligibility categories for Medicaid programs, thereby potentially increasing both the volume of sales and sponsors’ Medicaid rebate liability. The law also expanded the 340B discount program that mandates discounts to certain hospitals, community centers, and other qualifying providers, by expanding the categories of entities eligible to purchase under the program, although, with the exception of children’s hospitals, these newly eligible entities are ineligible to receive discounted 340B pricing on orphan therapeutics used to treat an orphan disease or condition. The ACA revised the definition of “average manufacturer price (AMP)” for reporting purposes, which generally increased the amount of Medicaid rebates to states. The law additionally extended sponsor’s Medicaid rebate liability to covered therapeutics dispensed to patients enrolled in Medicaid managed care organizations and increased the statutory minimum rebates a sponsor must pay under the Medicaid Drug Rebate program. The revisions to the AMP definition and Medicaid rebate formula can have the further effect of increasing the required 340B discounts. Further, the ACA requires sponsors of therapeutics, to pay 50% of the pharmacy charge to Medicare Part D patients while they are in the coverage gap, and this percentage was increased to 70% by the Bipartisan Budget Act of 2018. Finally, the ACA imposes a significant annual fee on companies that manufacture or import branded prescription therapeutic products. Substantial new provisions affecting compliance have also been enacted through the ACA and otherwise, including the reporting of therapeutic sample distribution. Although the ACA was amended in 2017 to repeal the individual insurance mandate, and efforts to repeal and replace portions of the law may continue, it is likely that pressure on pharmaceutical pricing, especially under the Medicare program, will continue, and may also increase our regulatory burdens and operating costs. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our product candidates.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

In addition, other legislative and regulatory changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, as amended, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee on Deficit Reduction did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year. The Bipartisan Budget Act of 2018 retained the federal budget “sequestration” Medicare payment reductions of 2%, and extended it through 2027 unless congressional action is taken, and also increased sponsor responsibility for prescription costs in the Medicare Part D coverage gap. The American Taxpayer Relief Act of 2012, further reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our financial operations. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could further limit the prices we are able to charge, or the amounts of reimbursement available, for our product candidates once they are approved.

In 2016, CMS issued a final rule regarding the Medicaid drug rebate program. The final rule, among other things, extended sponsor rebate obligations to U.S. territories (effective April 1, 2022), revised the manner in which the “average manufacturer price” is to be calculated by sponsors participating in the program, and implements certain amendments to the Medicaid rebate statute created under the ACA. In 2017, CMS issued a final Medicare rule limiting Part B payment for outpatient drugs purchased by hospitals under the 340B program. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The full impact of these laws, as well as other new laws and reform measures that may be proposed and adopted in the future remains uncertain, but may result in additional reductions in Medicare and other health care funding, or higher production costs which could have a material adverse effect on our customers and, accordingly, our financial operations.

There have been several recent U.S. Congressional inquiries and proposed and adopted federal and state legislation designed to, among other things, bring more transparency to drug pricing and deter price increases, review the relationship between pricing and sponsor patient programs, and reform government program reimbursement methodologies for drugs. Further, Congress has proposed policy changes and further drug price control measures that could be enacted in future legislation, including, for example, imposition of an inflation penalty on drugs paid by Medicare and measures to permit Medicare Part D plans to negotiate the price of certain drugs. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current U.S. Presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.

Facilities

Metuchen’s executive offices are located in approximately 5,650 square feet of office space at 200 U.S. Highway 9, Suite 500, Manalapan, NJ 07726, which its occupies under a five year lease agreement at approximately $9,000 per month.

Metuchen anticipates no difficulty in extending the leases of its facilities, or obtaining comparable facilities in suitable locations, as needed. Metuchen considers its facilities to be adequate for its current needs.

Pos-T-Vac's manufacturing facility is located in approximately 7,600 square feet of warehouse space at 2111 Wyatt Earp Boulevard, Dodge City, KS 67801 which it occupies under a ten-year lease agreement at approximately $6,000 per month. The lease expires on December 31, 2026.

Company Information

Metuchen’s executive offices are located at 200 U.S. Highway 9, Suite 500 Manalapan, New Jersey, 07726. Its telephone number at such office is 848-233-5568. Its website address is metuchenpharma.com. Information contained on its website is not incorporated by reference or to be deemed part of this report.

Legal Proceedings

On January 18, 2019, a Class Action Petition was filed against Timm in the Circuit Court of St. Louis County, Missouri. The Complaint alleges that on June 2, 2015, Timm sent an unsolicited facsimile advertisement on behalf of Pos-T-Vac Medical to the plaintiff in violation of the Telephone Consumer Protection Act (the “TCPA”). On March 27, 2019, the plaintiff filed a First Amended Class Action Complaint solely against Pos-T-Vac, LLC alleging claims for violation of the TCPA and for conversion. On June 10, 2019, Pos-T-Vac filed an Answer and Affirmative Defenses. Pos-T-Vac has insurance coverage for the matter and plans to vigorously defend.

Except as described above, as of the date hereof, Metuchen is not a party to any material legal or administrative proceedings. There are no proceedings in which any of Metuchen’s directors, executive officers, affiliates, or any registered or beneficial stockholder is an adverse party or has a material interest adverse to its interest. Metuchen may, from time to time, be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation, or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of Metuchen’s resources, including its management’s time and attention.